Canwealth Minerals Corporation
1376 Perrot Boulevard
Ile Perrot, Quebec, Canada J7V 7P2

January 21, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jonathan E. Gottlieb

Chris Harley

Gustavo A. Rodriguez, Accounting Branch Chief

Mark S. Webb, Legal Branch Chief

Re: Canwealth Minerals Corporation – Application for Withdrawal

Registration Statement on Form S-1 (Registration No. 333-189845)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Canwealth Minerals Corporation, a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (Registration No. 333-189845), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 8, 2013.

The Company submits this request for withdrawal as it no longer intends to pursue the contemplated primary public offering of the securities covered by the Registration Statement at this time.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Canwealth Minerals Corporation, 1376 Perrot Boulevard, Ile Perrot, Quebec, Canada J7V 7P2, with a copy to Company’s counsel, Westerman Ball Ederer Miller Zucker & Sharfstein LLP, 1201 RXR Plaza, Uniondale, NY 11556, facsimile number (516) 622-9212, Attention: Alan Ederer.

If you have any questions or require further information, please contact Alan Ederer at Westerman Ball Ederer Miller Zucker & Sharfstein LLP, at (516) 622-9200.

Very truly yours,

/s/ Garth McIntosh
Garth McIntosh

President and Chief Executive Officer

Canwealth Minerals Corporation